Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,
	2021	2020	2019
EARNINGS PER SHARE (000’s, except per share data)

Net Income	$36,084	$32,166	$44,238
Less: Dividend Requirements on Preferred Stock	11	11	11

Net Income Applicable to Common Stock	$36,073	$32,155	$44,227

Average Number of Common Shares Outstanding - Basic	15,373	14,951	14,894
Dilutive Effect of Stock Options and Restricted Stock	3	1	6
Average Number of Common Shares Outstanding - Diluted	15,376	14,952	14,900
Earnings Per Share - Basic	$2.35	$2.15	$2.97
Earnings Per Share - Diluted	$2.35	$2.15	$2.97